UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) of The Securities Exchange Act of 1934


Gold Valley Global Holding Corp.

(Exact name of registrant as specified in its charter)

                                  Ontario Canada

(State or other jurisdiction of incorporation or organization)

356 Rideau ST APT 10 Ottawa Ontario Canada

(Address of principal executive offices)


(I.R.S. Employer. Identification No.)

                  K1N 5Y8


(Zip Code)



(819) 319 - 9347
Registrant?s telephone number, including area code       (418)-265-8587

Securities to be registered pursuant to Section 12(b) of the Act:



Title of each class
to be so registered



Name of each
exchange on which
each class is to be
registered






Securities to be registered pursuant to Section 12(g) of the Act:

Class (A) Voting Shares
(Title of class)

Warrants (Class A attached)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company. See the definitions of ?large accelerated filer,? ?accelerated filer? and ?smaller reporting company? in Rule 12b-2 of the Exchange Act.




Large accelerated filer

Non-accelerated filer  ?	(Do not check if a smaller reporting company)


Accelerated filer

Smaller reporting company



INFORMATION   REQUIRED IN REGISTRATION
STATEMENT

The Company is named in this document: Gold Valley.

Forward-Looking Statements
This Registration Statement contains forward-looking
statements that reflect our current views about future
events. We use the words ?anticipate,? ?assume,?
?believe,? ?estimate,? ?expect,? ?will,? ?intend,?
?may,? ?plan,? ?project,? ?should,? ?could,? ?seek,?
?designed,? ?potential,? ?forecast,? ?target,?
?objective,? ?goal,? or the negatives of such terms or
other similar expressions. These statements relate to
future events or our future financial performance and
involve known and unknown risks, uncertainties and
other factors that may cause our actual results, levels
of activity, performance or achievements to be
materially different from any future results, levels of
activity, performance or achievements expressed or
implied by these forward-looking statements. These
risks and other factors include those listed under Item
1A. Risk Factors and elsewhere in this Registration
Statement. These factors include, but are not limited
to:
*	Our ability to instill confidence in our long-term
viability;
*	Our ability to realize benefits from ours
industrials alliances and acquisitions;
*	Our ability to control costs and implement cost
reduction and productivity improvement
initiatives;
*	Changes in currency exchange rates and interest
rates;
*	Our ability to accurately forecast;
*	Our substantial indebtedness and limitations on
our liquidity that may limit our ability to
execute our business plan;
*	Disruption of production due to shortages of
materials, labor strikes, or supplier
insolvencies;
*	Changes in laws, regulations and government
policies, particularly those relating diplomatic conventions.
If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results, level of activity, performance or achievements may be materially different from those we express or imply by such statements. We do not intend, or assume any obligation, to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.


Further Information about Gold Valley.
The public may read and copy the materials we file with the Securities and Exchange Commission, or the SEC, at the SEC?s Public Reference Room at 100 F Street, N.E.,
Washington, D.C. 20549.
The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-
SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC.
Upon the effectiveness of this Registration Statement, we will become subject to the reporting and information requirements of the Securities and Exchange Act of 1934, as amended, and as a result will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC?s public reference room and the website of the SEC referred to above, as well as on our website.
This reference to our website is an inactive textual reference only, and is not a hyperlink. The contents of our website are not part of this Registration
Statement.
Purpose for Filing this Registration Statement
We are filing this Registration Statement in order to be able to file periodic and other reports with the SEC.


























Table of Contents




Item 1: Business:  6

Item A1: Risk Factors:  7-9

Item 2: Financial   Information:   10-12

Item 3: Properties: 12

Item 4: Security Ownership of Certain Beneficial Owners and Management: 13

Item 5: Directors and Executive Officers: 13-14

Item 6: Executive Compensation:  15

Item 7: Certain Relationships and Related Transactions and Director Independence: 16

Item 8: Legal Proceedings: 16

Item 9: Market Price of and Dividends on the Registrant?s
        Common Equity and Related Stockholder Matters: 16

Item 10: Recent Sales of Unregistered Securities: 16

Item 11: Description of Registrant?s Securities to be Registered: 16

Item 12: Indemnification of Directors and Officers: 17

Item 13: Financial Statements and Supplementary Data: 17

Item 14: Changes in and Disagreements with Accountants on Accounting and Financial disclosure: 17


SIGNATURES: 18




Item 1:  Business:

The corporation

Gold Valley is a Canadian company founded by a group of experts in the fields of mining, finance and project management in order to acquire, develop and operate, in whole or in joint venture, profitable gold resources in regions known for their high potential. The company focuses on regions such as West Africa and some parts of Latin America. More specifically projects in Burkina
Faso, Ivory Coast and French Guiana have been under serious evaluation.
Gold Valley is currently in process of being listed on the OTC bulletin board. Its mission is to make acquisitions and conclude partnerships with African and South American entities already owning and or developing high potential mineral properties.
Gold Valley concluded an agreement to acquire 100% of Minatec SA. Minatec SA is a company in Burkina Faso specialized in metallurgy and mid-scale gold mines exploitation. A semi-industrial processing license is on the way of being issued to Minatec SA by the local authorities in order to build a first gold processing unit. Minatec SA has a 90 years leasing agreement, on 12 km2 of land. It concluded an agreement to become the exclusive beneficiary of Folonzo Comore mining site.
According to the geological study provided by the ministry of mines, quarrying and energy of Burkina
Faso, the site would provide a minimum of 387 000 ounces of gold (probable ore reserve). All as specified and consolidate in our financial statements. Several acquisition agreements are under negotiation with other nearby concessions.
Gold Valley needs to confirm the potential and the outcomes of the local feasibility study. That study has to be validated under the CNI 43-101 standard.
Gold Valley agreed to receive an investment in assets
(mining equipment) from Goldtex mining equipment Canada that has an estimated book value of 1, 228, 000 CAD.
The purpose of this investment is to be used in the pilot (Burkina Faso) and or in any compatible project on the territory of Ivory-Coast or French Guiana.
Gold Valley concluded a partnership agreement with COOMICI Ivory Cost in order to evaluate the opportunity of a joint venture to develop some of their claims and numerous traditional mining concessions.
Gold Valley is undertaking negotiations with Group ACI
France to seek further business opportunities in French
Guiana and build a trans-national financing structure based on Canadian and French incentives and specific national programs.
As exposed in its financial plan, Gold Valley intends to make a first private placement of a maximum of $
500,000 CAD and a second public offering of a maximum of $ 10,000,000 CAD (see financing structure).




Item 1A. Risk Factors:

General risk:

These risks related to the mining assets of the Company include those generally incident to the ownership of mineral properties and investing in commodities, as well as changes in general economic conditions, operating expenses, governmental rules and fiscal policies, acts of God and other factors which are beyond the control of the Company. Thus, all of the risks normally attendant to the operation of a business are present. Projections and forecast scenarios are based on the best data available to the company. With respect to any hypothetical pro forma projections illustrative of distributable income, such projections are hypothetical, and are not to be relied upon in any way as constituting a guarantee or expectation of investment return.
Political risk:
Political risk still remains and will continue to exist beyond the protections given by FIPA treaties and EDC risk insurance.
Possible Volatility of Stock Price:
Factors such as announcements, as well as quarterly variations in the Corporation's operating results, or gold commodity spot price may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market in recent years has experienced price and volume fluctuations. These broad market fluctuations, as well as general economic conditions, may adversely affect the market price of the Common Stock.
Geological data and feasibility study bias:
Even though the main hypothesis is prudent and conservative, no study or extrapolation of ore resource can be 100% certain and accurate.
Anti-Takeover Protections:
The Corporation's Certificate of Incorporation and By-
Laws (the "By-Laws") contain provisions which may be deemed to be "anti-takeover" in nature or effect in that such provisions may deter, discourage or make more difficult the assumption of control of the Corporation by another person by means of a tender offer, merger, proxy contest or similar transaction. Holders of the Common Stock issued and sold in the Offering will have no pre-emptive rights to subscribe for a pro rata portion of any capital stock which may be issued by the Corporation.
Dependence/Reliance upon Key Personnel:
The Corporation's success will be largely dependent on the decisions made by the board and additional officers of the Corporation. Furthermore, the Corporation may depend on its ability to attract and retain additional qualified personnel to manage certain business interests.
Competition for personnel is intense and the Corporation may have to recruit qualified personnel with competitive compensation packages, equity participation and other benefits which may affect the working capital available for the Corporation's operations.
The Corporation's business is significantly dependent upon the services of its management and consulting personnel. In the event that current and/or additional persons with experience in the Corporation's business are not employed or retained and should these individuals services for some reason no longer be available to the Corporation, the Corporation's operations and/or proposed business endeavors may be adversely affected.
Possible Future Issuance of Additional Shares by the
Corporation:
The Corporation's Articles of Incorporation authorizes the issuance of 500,000,000 shares of Common Stock. The
Corporation's Board of Directors has the power to issue substantial additional shares and the right to determine the voting dividend, conversion, liquidation, preferences and other conditions of the shares without Shareholder approval. Potential investors should be aware that any such stock issuance may result in reduction of the book value or market price, if any, of the outstanding shares of Common Stock. If the Corporation issues any additional shares of Common
Stock, such issuance will reduce the proportionate ownership and voting power of each other shareholder.
Further, any new issuance of shares may result in a change of control or the management of the Corporation.

Item 2. Financial   Information:

Project financing structure:

The Folonzo project cost is estimated at 16,643,397.00
CAD. For a net present value of 174, 231,490.00 CAD.
Its financial structure is based on the combination of three strategies:

1: Contribution of the founders and partners: 1,228,000
CAD, the land (12 hectare), the operating permit, geological and environmental studies.

2: Institutional Guaranteed loan from EDC: 7,159, 500
CAD. This includes political risk insurance, liability insurance and equipment insurance. The secured loan will be sought as well from a financial institution or a syndicate of Canadian banks.

3: IPO or convertible debenture: 8,255,897 CAD to cover the preparation and construction of the infrastructure, the acquisition of some equipment and the working capital that cannot be covered by EDC guarantees.

Investments: 1 & 2:

First private placement: In the current state a maximum amount of 500,000 CAD is needed to upgrade the in-principles agreements into formal contracts and to check and corroborate the geological feasibility studies under Canadian standards. Finally this amount will be required to strengthen cash and assume the underlying costs of compliance and pre-project expenses.

The private placement will be of a minimum of $ 300,000
CAD and a maximum of $ 500,000 CAD. This amount is to be paid in convertible shares in the amount of 1, 000,000 shares at an initial price of $ 0.50 CAD per share. One warrant is attached to every of those shares. It is exercisable at any time at the same price
($ 0.50 CAD) and under the terms applicable to all shareholders.

Second Placement: The placement of the product will be of a minimum of $ 8,231,490 CAD and a maximum of $
10,000,000 CAD. This represents a minimum of 16,462,980 and a maximum of 20,000,000 shares at $ 0.50 CAD per unit [Each unit consists of one (1) common share Stock and one (1) Warrant] at a price $ 0.50 CAD.

Each warrant entitles the registered holder to purchase, at any time from the date of the offer until closing, one common share at a price of $ 0.50 CAD.

The Warrants contain provisions that protect the holders thereof against dilution by adjusting the exercise price of certain events such as stock dividends, stock splits, mergers, sales substantially all of the assets of the Company, and for other special events. Units may be separated into common shares and warrants at any time and thereafter are separately transferable in whole or in part, at the sole discretion of the Company. The shares are convertible into Class A Shares

Use of proceed investment 2 :

Financing round 2:

CONVERTIBLE DEBENTURE OR IPO: 8,255,897 CAD.

Construction and material: 1,140,000.00 $
Engineering and technical studies: 712,814.38 $
Equipment residual financing 1,966,500.00 $
Working capital: 2,762,287.65$
Provision(20% of the Folonzo project budget) 1,674,295.41$




First project:  Burkina Faso (Folonzo):

Project economics:

EXCHANGE RATE CAD/USD: 0.80

GOLD PRICE (ROUNDED LBMA FORECAST 2015): 1200 USD.

PROBABLE GOLD RESERVES: 387 000 OZ.

DISCOUNT RATE: 5%.

EDC GUARANTEED LOAN: 7,159,500 $.

PROMOTERS CONTRIBUTION: 1,228,000 $.

ESTIMATED PROJECT NET PRESENT VALUE:
174, 231,490.00 CAD



Item 3. Properrties:

On June 13th 2015, Gold Valley completed two in-principle acquisition agreements. The first is with Goltex Canada, a company specialized in mining tools and equipment manufacturing. The final agreement will consist in acquiring strategic assets (equipment and technological processes) useful and essential for the project. The second agreement is with Minatec (Burkina
Faso) for the acquisition of 100% of its shares. This company is the beneficiary of 12 hectares of land. It holds mining permit, transformation permit, geological and environmental studies, approval of the community agreement and some equipment.

At the moment of the acquisitions, the payment will be in class A shares which will be hold in an escrow account.

Note that while Mr. Jacques Sebag is the control shareholder of both companies cited bellow, he is also a shareholder, director, member of the audit committee and member of the board of Gold Valley (see shareholders, directors and officers below : Item 5).


Item 4.	Security Ownership of Certain Beneficial
Owners and Management.

Capitalization

*	Authorized shares: 500,000,000.
*	Shares outstanding: 300,000,000 at 0.0001 CAD.
*	Warrants: 48,000,000 at 0.20 CAD.

The original shareholders and promoters are:

     Hakim d Aznag: 92, 170, 000.
     Jacques Sebag: 60, 000, 000.
     Moulay Mokhtar Mrani: 30, 000, 000.
     Abdel Jabbar Abouelouafa: 29, 850, 000.
     Groupe Menesva Ltee: 28,320, 000.
     Wahbi Mernissi Malika : 20, 000,000.
     Abdelaziz Mrani: 10, 000,000.
     Guylaine Landry: 7, 500, 000.
     Marie-Shadia Abouelouafa: 7, 500, 000.
     Yasmine Abouelouafa : 7, 500, 000.
     Julien Lajoie-Deschamps : 5, 100, 000.
     Genevieve Simoneau: 1, 560, 000.
     James Edward Simoneau: 500,000.


Item 5.	Directors and Executive Officers.

Hakim d Aznag:  CEO and member of the Audit committee.

*	Age: 33.
*	Address: 356 Rideau St Unit 10 Ottawa, On K1N 5Y8.

*	Profile: Mr Hakim is Certified Lean Master
He has many years of experience in
international business development and project management. He is a graduate of HEC Montreal and University Laval in the field of political economics and business administration. His ability to seize trends in complex dynamics makes him a strategic decision maker. Before co-founding GVGH
Corp. he was piloting continuous improvement programs as a lean project implementation leader.
He worked for a Canadian city as a special project manager where he built master plans, new work process and performance indicators for many departments under the direction of the public works service.

Mrani Moulay Mokhtar: VP Finance and member of the Audit committee.

*	Age: 57.
*	Address: 782, 75eme avenue Laval  (Quebec) H7V  2Y7

*	Profile: Mr Mrani is a CPA and owns a post-
graduate diploma specialized in financial
performance. He worked several years as department
manager and chief accountant, both in an
industrial context and in accounting and audit
firm context.   From 2011 to 2012 and under the
invitation of the Central African Republic
Ministry of foreign affairs, Mr Mrani leaded a Canadian business delegation looking for gold and diamond business opportunities. His enlarged network in Africa combined to his expertise makes him an executive of choice.

Jacque Sebag: VP Production and member of Audit committee.

*	Age: 63.
*	Address: 1970 Rue du College Saint-Laurent (Quebec)
h4m 1l2

*	Profile: Mr Sebag has more than 30 years of
experience in the mining industry. He started at Kina mine in the Val-D?or region in Canada before leaving to Venezuela where he developed new process for the Minarven gold mine. That process increased considerably the output of the mine while reducing the wastes. In 1987, Jacques Sebag started his own Venezuelan company (Goldtex) and operated a smelting unit until he had to sell it to local interest in 2007. Before joining the GVGH team, Mr Sebag acted as an international consultant and machinery supplyer for a diversity of mines in Equator, Colombia, Brazil, Ghana, and Honduras.


Board of Directors:
Directors who are also officers of the Corporation currently will receive salaries or fees for serving as directors of the Corporation. There are presently three (3) directors who are also officers serving on the Board. The Corporation intends to add outside directors to its Board after the completion of this Offering. Outside directors may be compensated for their services on the Board. All directors will be reimbursed by the Corporation for any expenses incurred in attending Board meetings.
Advisory Committee/Products Committee:
The Company has plans to establish an Advisory Committee (or Products Committee or the "Committee") to advice on potential and viable opportunities for the Company. This committee is to consist of not less than three nor more than eight persons who will be appointed by the Board but not necessarily be members of the Board. The purpose of the Committee is to consult with directors and officers of the Company concerning the Company's products. Management of the Company will staff the Committee with experts in the mining industry.
Members of the Committee will serve at the Board's request and there are no understandings at this time regarding any compensation to be paid to members of the Committee over and above any salaries already allocated to them as employees of the Company. The Board has also decided that if the Company should decide to request consulting services from any Committee members, not employees of the Company, it will negotiate fees paid to such member for his/her services. Management believes that such fees, if paid, will be comparable with those fees paid to non-affiliates as negotiated in an arms-length transaction.

Item 6.	Executive Compensation.

Salaries:
Directors and officers of the Corporation will receive salaries and bonus based on general the practice found in the industry. Comparables can be found in specilized reports such as Bedford compensation report for the mining industry.

Dividend policy:
Payment of dividends on the Common Stock are at the discretion of the Board of Directors of the Corporation and will depend, among other factors, upon the earnings, capital requirements, operations and financial condition of the Corporation and its compliance with covenants, terms and conditions of agreements with its lenders and investors. The Corporation has not paid dividends on its Common Stock and may not pay any dividend or make any other distribution with respect to its Common stock.
The current policy of the Corporation's Board of Directors with respect to its Common Stock is to retain earnings to provide for the corporation's growth. Consequently, no cash dividends are expected to be paid on the Common Stock in the foreseeable future. The Corporation is further subject to provisions of Canadian law which restrict the ability of the Corporation to pay a dividend if it cannot meet its debts as they become due in the ordinary course of business.
Employment Agreements; Life Insurance:
There are Employment Agreements with Management. Although there is currently no key man life insurance, the Corporation may acquire such insurance in the future.
Item 7.	Certain Relationships and Related Transactions, and
Director Independence.

Directors and officers of Gold Valley are free to manage their personal business as long as those business or activities within those businesses don?t interfere with the company?s interests. As it is indicated in their contracts, every director and officer is in the obligation to comply with legal dispositions regarding confidentiality, insider information, industrial secret and so on.


Item 8.	Legal  Proceedings.

No legal proceedings are currently against the company, its officers and directors.

Item 9.	Market Price of and Dividends on the Registrant?s Common
Equity and Related Stockholder Matters.

Shareholder assets value:
The share has been priced at $ 0,50 CAD per share. This valuation is based on a conservative hypothesis which does not include any other revenue than those coming from gold dore-bar. This valuation is only based on the assumptions of the first Folonzo (Burkina Faso) project. This valuation does not take into considerations other acquisition are or will be under negotiation.

Item 10. Recent Sales of Unregistered Securities.

Currently no sale of shares has occurred as the company relied only on its founders contributions.


Item 11.	Description of Registrant?s Securities to be
Registered.

Securities to be registered:

*	Shares outstanding: 300,000,000 at 0.0001 CAD
*	Warrants: 48,000,000 at 0.20 CAD



Item 12.	Indemnification of Directors and Officers.

The Corporation has adopted provisions that eliminate the personal liability of its directors and/or officers to the Corporation and its stockholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances and that authorize the Corporation to indemnify its directors, officers, and other agents, by bylaw, agreement, or otherwise, to the fullest extent permitted by law.

The Bylaws of the Corporation provide for indemnification of officers, directors and agents to the fullest extent permitted by law. The Articles and By-Laws of the Corporation provide for indemnification of director expenses, judgments, fines and settlement payments.

Item 13.	Financial Statements and Supplementary Data.

UNAUDITED FINANCIAL STATEMENTS

Gold Valley Global Holding
Balance sheets (unaudited assessments) for the exercises
2016 to 2018 (in thousands dollars; CAD)


ASSET                       Opening2016  2016    2017   2018
Current asset
Cash asset                      7190     5435   12776  12549
Debtors                        10019        0       0      0
Fixed assets -                 10734    10734   10734  23534
Accumulated amortizations          0     1065    2130   3622
Net book value                 10734     9669    8604  19912
Intangible asses                  40       40      40     40
Total asset                    27983    15144   21420  32501
Liability
Current liability
Creditors                       9546        0     996   1840
Current soft loan long term      581      608     635    664
Garanted loan                   6578     5971    5335   4671
Shareholders
Shares Capital                 11277    11277   11277  11277
Benefit (Deficit)                  0   (2711)    6249  11542
Accumulation of the other elements
of the global result (profits)              0   (3074)   2506

Total liability
and shareholders equity        27983    15144   21420  32501



Projected income statement for the exercise ending (in thousands CAD)

                                2016       2017       2018

Total earnings                  3433      13775      27574

Expenses

Administrative expenses           20         62       3918
Operating expenses              5008       5350       8726
Professional fees                 51         52         56
Financial fees -                1200       1230       1261
Fixed amortizations             1065       1065       1492
Exploitation expenses           6144       6529      14192
__________________________________________________________
Results before taxes          (2711)       7246      13382

Taxes                              0        996       1840

Net income                    (2711)       6249      11542



Projected cash flow statements (IN THOUSAND CAD)

Variations                   December2016     2017    2018

Operating activities

Net income (loss)                   (2711)    6249   11542

Add:
Adjustments  for amortization         1065    1065    1492

Taxes                                    0     996    1840
_________________________            _____________________
Cash flows from operating
activities                           (1646)   8311   14874


Investing activities

Acquisition of properties
and equipment                        (9546)         (12800)
_________________________            ______________________
Cash flows from investing
activities                           (9546)      0  (12800)


Financing activities

Guaranteed loan                       7160

Issuance fo shares                   10049

Dvidends paid                                (362)    (669)
_________________________            ______________________
Cash flows from financing
activities                           17209   (362)    (669)


Net increase (decrease)
in cash during period                (7771)  (608)   (1632)

Cash balance, beginning of period     7190   5435    12776
___________________________           _____________________

Cash balance, end of period           5435  12776    12549


The fiscal year ends on January 24th. At that time, the company will comply with SEC regulation by filing Q10 and any other required documents.


Item 14.	Changes in and Disagreements with Accountants on
Accounting and Financial Disclosure.

No changes and no inconvenience.




SIGNATURES

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Gold Valley Global Holding Corp.

(Registrant)


Date:December 09th 2015	     By: Hakim d'Aznag
                             Chief Executive Officer